UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Integrity Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

45817Y103

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817Y103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 221,300

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 221,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) U.S. Bancorp Piper Jaffray Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 221,300

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 221,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 221,300

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 221,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 221,300

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 221,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Integrity Media, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1000 Cody Road Mobile, Alabama 36695

Item 2.
(a)

Name of Person Filing
Discovery Equity Partners, L.P.  (“Discovery Equity Partners”)
U.S. Bancorp Piper Jaffray Discovery Group I, LLC, the general partner of Discovery Equity Partners (“General Partner”)
Daniel J. Donoghue, a Managing Member of General Partner
Michael R. Murphy, a Managing Member of General Partner

(b)

Address of Principal Business Office or, if none, Residence
Discovery Equity Partners, General Partner, Mr. Donoghue, and Mr. Murphy are all located at:

233 South Wacker Drive, Suite 3620 Chicago, Illinois  60606

	(c)	Citizenship Discovery Equity Partners is an Illinois limited partnership General Partner is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number 45817Y103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 221,300 shares

(b)

Percent of class:

9.3% (upon the basis of 2,384,783 shares outstanding as of November 12, 2003, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None.
(ii) Shared power to vote or to direct the vote 221,300
(iii) Sole power to dispose or to direct the disposition of None.
(iv) Shared power to dispose or to direct the disposition of 221,300

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of the partners of Discovery Equity Partners, including General Partner.  Such partners are entitled to receive all dividends from, and proceeds from the sale of, those shares.  None of those partners, to the knowledge of Discovery Equity Partners, General Partner, Mr. Donoghue, or Mr. Murphy, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

U.S. BANCORP PIPER JAFFRAY
DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

January 30, 2004
(Date)

/s/ Michael R. Murphy
(Signature)

Michael R. Murphy, Managing Member
(Name and Title)

/s/ Michael R. Murphy
(Signature)

Michael R. Murphy
(Name and Title)

/s/ Daniel J. Donoghue
(Signature)

Daniel J. Donoghue
(Name and Title)

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of January 30, 2004, by and between Discovery Equity Partners, L.P.; U.S. Bancorp Piper Jaffray Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.